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                             [Company Letterhead]


October 11, 2000

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Scottish Power plc (CIK: 0001045513)
     Request for Withdrawal of Form Type: U-1
     Application No. 070-09761

Ladies and Gentlemen;

Pursuant to Rule 477 (a) under the Securities Act of 1933, we hereby request the immediate withdrawal of the Form U-1 application for Scottish Power plc under the File No. 070-09761 ("Application") (EDGAR submission type U-1) accepted by the Securities and Exchange Commission on 06-Oct-2000 (Accession Number:
0000950130-00-005360).

The EDGAR Agent inadvertently filed an initial Form U-1 (EDGAR submission type U-1) instead of a Pre-Effective Amendment No. 1 to Form U-1 on File No. 070-09669 (EDGAR submission type U-1/A) on 06-Oct-2000. Accordingly, we request a withdrawal of the Application by the Commission as soon as possible.

If you have any questions regarding the Application for withdrawal, please contact Orlan Johnson, legal counsel to the registrant at (202) 835-7522.


                                    Sincerely,

                                    /s/ Orlan Johnson
                                    Orlan Johnson
                                    Of Counsel